April 14, 2009

VIA EDGAR AND FACSIMILE AT (703) 813-6981
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Mail Stop 4561
Attn: Ms. Kathleen Collins

Re:        Vanity Events Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 31, 2008
File No. 000-52524

Dear Ms. Collins:

On behalf of Vanity Events Holding, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the April 10, 2009 letter from the Securities and Exchange Commission (the “Commission”).

Form 10-K for the Fiscal Year Ended December 31 2008

Item 9A. Controls and Procedures, page 11

1.
We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec,gov/rules/final/33-8238.htm.

Response:

The Company has revised its disclosure to indicate that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

2.
We note your disclosures indicating that there has been no change in the Company's internal controls over financial reporting that occurred during "the period covered by this Annual Report on Form 10-K" that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Pursuant to Item 308(T)(b) of Regulations S-K you should disclose any change in the Company's internal control over financial reporting that occurred "during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." Please tell us how you intend to comply with this guidance.

Response:

The Company has revised its disclosure to indicate that there has not been any change in the Company's internal control over financial reporting that occurred during the Company’s last fiscal quarter.

Exhibit 32.1

3.
The exhibit that was filed refers to the Form 10-K for the fiscal year ended December 31, 2001. Please re-file the Form 10-K in its entirety with an exhibit that refers to the Form 10-K for the fiscal year ended December 31, 2008.

Response:

The Company has re-filled Form 10-K in its entirety with an exhibit that refers to the Form 10-K for the fiscal year ended December 31, 2008.

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In connection with the Company’s responses, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Commission’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely,

/s/ Richard A. Friedman

cc:          Steven Y. Moskowitz
Vanity Events Holding, Inc.
Chief Executive Officer